UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-held company

NOTICE TO THE MARKET

Oi S.A. (“Oi”) informs its shareholders and the market in general that on April 29, 2016 Oi and its subsidiary Portugal Telecom International Finance B.V. (“PTIF”) received a notice from Citicorp Trustee Company Limited (the “Trustee”), in its capacity as trustee of the holders of certain bonds issued by PTIF, stating that PTIF has not yet delivered the audited annual financial statements of PTIF for the 2014 fiscal year and requesting the delivery of those financial statements. PTIF has prepared and has filed unaudited management accounts for the 2014 fiscal year with the Dutch Chamber of Commerce, and continues to work with its auditor in an effort to complete the 2014 audited annual financial statements as soon as possible.

Rio de Janeiro, May 4, 2016.

Flavio Nicolay Guimarães

Investors Relations and Financial Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2016

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer